UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09041806

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 65980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M1 Energy Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 3736
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Pierce (312) 604-6643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 5 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MI Energy Capital Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
MONICA V PELAYO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/24/12

Signature

President

Title

Monica V Pelayo 03/19/09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M1 ENERGY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
M1 Energy Capital Securities, LLC

We have audited the accompanying statement of financial condition of M1 Energy Capital Securities, LLC as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M1 Energy Capital Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
March 19, 2009

M1 ENERGY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	6,561
Other assets		4,005
TOTAL ASSETS	$	10,566

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	2,207
Member's Capital	$	8,359
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	10,566

The accompanying notes are an integral part of this financial statement.

M1 ENERGY CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Delaware on March 11, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from the sale of investments offered as private placements are recorded when the escrow agent for the applicable investment breaks escrow and distributes concessions to the Company.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk – All of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight line method over three, five and seven year periods.

NOTE 2 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease, for office space expiring June 31, 2009, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are $7,922 for the year ended December 31, 2009. The office rent expense for the year ended December 31, 2008 related to the lease agreement was $14,205.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008 the Company's net capital and required net capital were $4,354 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 51%.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with M1 Energy Risk Management, LLC, Ultra Green Energy Services, LLC, Algae Technologies, S.A. and Inversiones Tierra, S.A. Pursuant to terms of a written agreement, the Company has received $3,250 from M1 Energy Risk Management, LLC as reimbursement for postage and communication expenses incurred during the year ended December 31, 2008.

In addition, the Company earned $46,200 in commissions on the sale of Algae Technologies, S.A. common shares pursuant to terms of a private placement memorandum.

NOTE 5 - INCOME TAXES

As a single member limited liability company, the company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

NOTE 6 - OPERATING AGREEMENT

The Company's operating agreement provides that: 1) the Company's duration will be continuous unless it is otherwise dissolved pursuant to terms in the operating agreement; 2) profits and losses will be allocated to members based upon each member's percentage of ownership interest in the Company, with the exception that losses will not be allocated to any capital account if a deficit capital balance will occur; 3) at the managing member's sole discretion distributions may be authorized subject to certain limitations; 4) the Company shall make a mandatory distribution during the first quarter following the fiscal year end of the Company that is equal to the net income of the Company for the prior year, unless there is a vote by the members to waive this distribution; 5) any distributions of cash or other property will be made based upon each member's percentage of ownership interest in the Company; and 6) restrictions are placed on any transfer of an ownership interest and the remaining members shall have the right of first refusal to purchase any member's interest contemplated for sale.

The agreement also places certain restrictions or limits on the managing member's ability to borrow funds, acquire property, sell or exchange Company assets or increase the annual compensation of any member or affiliate. The managing member may also be removed by members holding a "Super Majoritiy Interest" as it is defined in the operating agreement.

NOTE 7 - PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of the audit period have been adjusted to correct for the amounts that were considered prepaid expenses at December 31, 2007. These amounts were for expenses incurred during 2007 and had the misclassification not occurred, net income for the year ended December 31, 2007 would have been reduced by $7,912.